Exhibit (d)(9)

SALIENT FEDERAL SOLUTIONS, INC.
4000 LEGATO RD.
SUITE 600
FAIRFAX, VA 22033

October 4, 2011

ATS Corporation

7925 Jones Branch Drive

Mclean, VA 22102

Ladies and Gentlemen:

The Board of Directors and management of Salient Federal Solutions, Inc., a Delaware corporation (“Salient”), have spent, and will continue to spend, considerable time and resources conducting its evaluation of a possible business transaction between Salient and ATS Corporation, a Delaware corporation (“ATS”). In addition to the terms and conditions contained in the letter agreement between Salient and ATS agreed and accepted as of March 31, 2011 (the “Confidentiality Agreement”) and the letter proposal dated as of September 29, 2011 (the “Proposal Letter”), set forth below are the terms and conditions on which the parties intend to continue such discussions.

1.             Due Diligence.  Upon execution hereof, Salient and its representatives will continue the ongoing due diligence investigation in an expeditious manner. Any definitive agreement is subject to Salient being satisfied, in its sole discretion, with the results of such investigation. In accordance with the Confidentiality Agreement, ATS will allow Salient’s representatives reasonable opportunity to complete due diligence and to inspect and investigate ATS’s affairs, as may be reasonably requested in connection with such investigation (including reasonable access to ATS’s senior management).

2.             Documentation.  Both parties will work to finalize a definitive acquisition agreement and any related ancillary agreements in an expeditious manner.

3.             Exclusivity.  In consideration of the efforts and expenses to be undertaken by Salient in conducting its investigation and evaluation of ATS and finalizing definitive documentation, ATS agrees that from the date hereof until the Termination Date (as defined below), ATS will not, and will direct its Representatives (as such term is defined in the Confidentiality Agreement) not to, directly or indirectly, solicit or initiate or enter into discussions or transactions with, or knowingly encourage, or provide any information to, any corporation, partnership or other entity or group (other than to Salient and its designees) concerning any sale of stock by the stockholders of ATS, or any recapitalization, spin-off or sale of securities or substantial assets of ATS, or any merger or any similar transaction which is an alternative to a potential transaction between ATS, Salient and their respective subsidiaries, as is currently being discussed between the parties hereto. ATS represents that neither it nor any of its affiliated entities is party to or bound by any agreement with respect to any such transaction other than as contemplated by this letter. ATS will promptly communicate to Salient the terms of any inquiries or proposals that it may receive in respect of any such transaction (unless ATS has otherwise complied with the terms of this letter and the disclosure of an inquiry or proposal to Salient would place ATS in breach of a confidentiality agreement in existence on the date of this letter) and agrees that any discussions or negotiations regarding any such transaction that are in progress as of the date hereof will be suspended until the termination of this letter agreement in accordance with its terms. Please note that the purpose of this provision is to provide Salient with an appropriate period of time in which to finalize its due diligence and negotiate and execute a definitive agreement.

4.             Confidentiality.  Each party agrees to keep this letter and its contents (including the identities of the parties) confidential in accordance with the Confidentiality Agreement.

5.             Termination.  At any time on or after the date that is 30 days following the date of ATS’s execution hereof, ATS may deliver written notice to Salient terminating this Agreement as provided in this paragraph (the “Termination Notice”). This letter agreement will terminate without liability on the part of any party (except for any prior breach hereof) at 12:01 a.m. on the second business day following the receipt by Salient of the Termination Notice (the “Termination Date’); provided, however, that the confidentiality obligations set forth in Section 4 shall survive any such termination.

6.             Non-Binding.  It is understood and agreed that unless and until a definitive agreement regarding a transaction between Salient and ATS has been executed, neither Salient nor ATS intends to be, nor shall either party be under any legal obligation of any kind whatsoever with respect to a transaction or otherwise by virtue of this letter agreement or otherwise except for the matters specifically agreed to herein. It is further acknowledged and agreed that each party reserves the right, in its sole discretion, to reject any and all proposals made by the other party or any of its representatives with regard to a transaction. Sections 3, 4 and 5, however, shall be legally binding and enforceable upon the execution and delivery hereof by the parties. This letter, the Proposal Letter and the Confidentiality Agreement constitute the entire understanding among the parties and their respective affiliates, and supersede all prior communications, agreements and understandings, written or oral, with respect to the potential transaction. This letter may be signed in counterparts, all of which shall constitute the same agreement, shall be governed by the domestic substantive laws of the State of Delaware and shall bind and inure to the benefit of the parties and their respective successors and assigns.

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Please indicate your acceptance of this letter by signing in the space provided below.

Very truly yours,

SALIENT FEDERAL SOLUTIONS, INC.

			By:	/s/ S. Bradford Antle
				Name:	S. Bradford Antle
				Title:	President and
Chief Executive Officer

Accepted:

ATS CORPORATION

By:	/s/ Pamela A. Little
	Name:	Pamela A. Little
	Title:	Co-Chief Executive Officer and
Chief Financial Officer

Dated: October 4, 2011